================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                 AMENDMENT NO. 3

                                       TO
                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             WHITEHALL LIMITED, INC.
                 (Name of Small Business Issuer in its Charter)


                 Florida                               84-1092599
     (State or other jurisdiction of                (I.R.S. Employer
      incorporation or organization)               Identification No.)

  290 Cocoanut Avenue, Sarasota, Florida                  34236
 (Address of principal executive offices)              (Zip Code)


Issuer's Telephone Number (941) 954-1181


Securities to be registered pursuant to Section 12(b) of the Act:   None


Securities to be registered pursuant to Section 12(g) of the Act:   Common Stock

================================================================================

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

BACKGROUND

        WHITEHALL LIMITED, INC. (the "Company") is a corporation which has been domesticated and presently exists under Florida law effective June 24, 1999. At the time of its domestication, the Company effected a one for three reverse split of its outstanding Common Stock. Unless otherwise noted, all information throughout this Form 10-SB gives retroactive effect to such reverse stock split.

        Effective June 24, 1999, the Company acquired Whitehall Quality Homes, Inc., a Florida corporation (formerly known as Whitehall Homes II, Inc. and referred to herein as "Whitehall"), which is now a wholly owned subsidiary of the Company. Whitehall is a residential home builder located in Sarasota, Florida. The Company, formerly known as Cambridge Universal Corporation, was originally incorporated in Colorado in 1988. After an initial public offering in 1988, it did not conduct any significant business operations and had minimal or no assets. Prior to its acquisition of Whitehall, the Company was what is commonly referred to as a "blank check" company because its business objective was to effect an exchange of capital stock or other business combination with an operating business. References herein to the Company or Whitehall shall mean Whitehall Limited, Inc. and Whitehall Quality Homes, Inc. collectively unless the context otherwise requires or as otherwise noted.

        The Company's principal executive office is located at 290 Cocoanut Avenue, Sarasota, Florida 34236 and its telephone number is (941) 954-1181.

CONTROL PERSONS OF THE COMPANY

        Prior to the Company's acquisition of Whitehall, Andrews & Associates, Inc. ("Andrews"), a residential real estate development consulting firm which was providing consulting services to Whitehall and its affiliates, obtained voting control of the Company in connection with a proposed business combination with Whitehall. Andrews obtained voting control by agreeing to purchase from existing shareholders a total of 763,333 shares (as adjusted to reflect the 1 for 3 reverse stock split) or approximately 32% of the Company's total outstanding shares; by obtaining proxies to vote 572,500 of such shares, ownership of which was retained by the selling shareholders pending receipt of payment therefor by the escrow agent appointed to hold such shares; and by obtaining proxies to vote sufficient additional shares owned by other shareholders to equal at least a majority of the outstanding shares. See "Certain Relationships and Related Transactions." It is the view of the staff of the Commission, as expressed in a letter to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation Inc., dated January 21, 2000, that a controlling shareholder of a blank check company, as well as its affiliates and transferees, are "underwriters" of the shares acquired by them, and that such shares can only be resold through registration under the Securities Act of 1933.

        After the Company's acquisition of Whitehall, the following persons may be considered as "control persons" of the Company as of December 31, 2000 (the phrase "control persons" means persons or entities exercising control over an issuer of securities as a result of the beneficial ownership of the issuer's outstanding voting securities, by virtue of serving as a director or officer of such issuer, as a result of contractual relationships or other circumstances):

          IDENTITY OF CONTROL PERSON         NATURE OF CONTROL RELATIONSHIP
          --------------------------         ------------------------------
          Ronald Mustari                     Record and beneficial ownership (with
                                             Joanne Mustari) of 51.51% of the Company's
                                             outstanding Common Stock; member of
                                             the Board of Directors, President and Chief
                                             Executive Officer

          Joanne Mustari                     Record and beneficial ownership (with
                                             Ronald Mustari) of 51.51% of the Company's
                                             outstanding Common Stock

           Gerald H. Gould(1)                     Director

           Robert E. Messick(1)                   Director

------------

(1) As of December 31, 2000, these directors did not own of record or beneficially any shares of Common Stock of the Company.

DEVELOPMENT OF WHITEHALL BUSINESS

        Effective as of June 17, 1999, Whitehall, which was wholly owned by Ronald and Joanne Mustari, acquired all of the assets of nine affiliated companies (collectively, "Whitehall Homes") which were also wholly owned by Mr. and Mrs. Mustari, for a purchase price of $2,500,000. As payment, Whitehall delivered its promissory note in the amount of $2,500,000 to Whitehall Homes and Whitehall Homes subsequently assigned it to Mr. And Mrs. Mustari. A number of the companies comprising Whitehall Homes were equally owned by Mr. And Mrs. Mustari and Donald Lichter until April 27, 1999, when Mr. and Mrs. Mustari purchased the ownership interest of Mr. Lichter for cash and promissory notes and terminated Mr. Lichter's business relationship with Whitehall Homes. Whitehall Homes has been in the business of constructing residential homes (principally single family homes) in the Florida counties of Sarasota, Manatee, Collier, Pasco and Hillsborough since 1985. Shortly after Whitehall acquired all of the assets of Whitehall Homes, the Company acquired 100% of the outstanding shares of Whitehall from Mr. and Mrs. Mustari in exchange for 4,608,268 shares of the Company's Common Stock. As a result of the transaction, Whitehall became a wholly owned subsidiary of the Company.

THE COMPANY'S BUSINESS

The Company builds quality homes with custom features at moderate prices. The homes are designed principally for the entry level or "moving up" home buyers' market, as well as the retirement segment of such market. Residences constructed and marketed by the Company usually range in size from 1,200 to 3,500 square feet and have purchase prices ranging from $150,000 to $500,000. The

Company markets the residences through commissioned employees and independent real estate brokers in the Company's market area, which consists of the west coast of the State of Florida, primarily, Sarasota, Manatee, Collier, Pasco and Hillsborough Counties. Residential unit sales are usually conducted from sales offices located in furnished models in each subdivision where the Company is active. The Company also typically constructs a limited number of speculative homes in each residential subdivision in which it is active in order to enhance marketing and sales activities. At December 31, 2000, the Company had approximately $2,279,000 invested in land and development costs and approximately $5,951,000 invested in homes under construction and furnished models.

        EXISTING PROJECTS. The Company is presently engaged in some level of development in residential real estate and the construction of single family dwellings in the following projects. All of the projects where such development and construction activity is being conducted contain appropriately zoned residential dwelling unit building lots, and construction permits are obtained prior to the construction of a unit. The following table sets forth summaries of statistical data with respect to the identified real estate projects:

                                                                                                    NUMBER OF
                                                      NUMBER      ESTIMATED        NUMBER OF       CONTRACTORS
                                                     OF BUILD-     AVERAGE          DWELLING        IN DEVEL-     ESTIMATED
                                                     ING LOTS      SELLING        UNITS SOLD/       OPMENT IN      TIME OF
                                  STATUS OF           AVAIL-      PRICE PER        NUMBER OF         ADDITION      DEVELOP-
                                INFRASTRUCTURE        ABLE TO     DWELLING         UNITS UNDER        TO THE         MENT
IDENTITY OF DEVELOPMENT           DEVELOPMENT        REGISTRANT     UNIT          CONSTRUCTION       REGISTRANT    BUILD-OUT
-----------------------         -------------        ----------   ---------       ------------     ------------   ----------
AVALON AT THE VILLAGES             COMPLETE             114      $  186,000           18/36               4        24 MONTHS
 OF PALM AIRE
BERMUDA CLUB                       COMPLETE              30         200,000            20/4               0        FALL,2001
IBIS/HERON CREEK GOLF AND          COMPLETE              60         180,000           18/10               0        30 MONTHS
 COUNTRY CLUB
WILD PINES/HERON CREEK GOLF        COMPLETE             112         250,000            12/8               3        39 MONTHS
 & COUNTRY CLUB
LAKE JOVITA                        COMPLETE              60         240,000             5/6               0        30 MONTHS
MOORINGS LAKEWOOD                INCOMPLETE             140         326,000             0/0               0        48 MONTHS
CALUMET RESERVE                    COMPLETE              54         195,000             0/4               0        30 MONTHS

Substantially all of the residential construction activities of the Company are and will be conducted through utilization of the services of experienced and reliable subcontractors who provide for electrical, sewer, concrete slab, framing, roofing and similar matters. The Company believes that there is an adequate supply of reliable and experienced subcontractors available in the areas of its construction activities, and the Company believes that its relationships with such subcontractors is good.

        In its development and construction activities, the Company endeavors to offer high quality homes with custom features not usually found in residences offered at the prices established by the Company. Such residences are designed principally for the entry level homeowner, for the market commonly referred to as the "move up" market, and for the retirement segments of the community. Average dwelling unit sizes range from 1,200 to 3,500 square feet and range in price from $150,000 to $500,000. The plans for the residential dwelling units constructed by the Company are prepared by architects in order to maximize the aesthetic appeal of the units to the buying public. In the construction process, supervision of material and service subcontractors is exercised by construction supervisors employed directly by the Company.

        The present development activity of the Company is not being conducted pursuant to joint ventures or similar arrangements, although such arrangements have been utilized in past activities of Whitehall.

        MARKETING. In its construction and residential marketing activities, the Company continually monitors the sales and margins achieved with respect to residential unit construction costs, other related costs and the market price realized in the sale of the unit to the purchaser. The Company generally offers five to ten home designs in each of the developments in which it is active, but is prepared to provide to the interested home buyer additional building plans and further options and variances from the standard plan.

        In its marketing activities, the Company attempts to maximize the effect of its advertising expenditures by participating in promotional activities, publications and newsletters sponsored by local real estate brokers, mortgage companies, utility companies and trade associations and, in certain instances where possible, by positioning its developments in locations that maximize the exposure of the development to local traffic patterns. The Company markets the residences through commissioned employees and independent real estate brokers. Residential unit sales are typically conducted from sales offices located in furnished model homes located within each development. Company sales representatives and consultants assist prospective home buyers by providing them with floor plans, price information, tours of model homes and the selection of options and other custom features. Management believes that the Company's commissioned employees are adequately trained in terms of their sales capability and it is the policy of the Company to keep such persons informed as to the availability of financing, construction schedules and future marketing and advertising plans.

        In addition to using model homes, Whitehall typically builds a limited number of speculative homes in each development in order to enhance its marketing and sales activities. Construction of these speculative homes is also considered necessary to satisfy the requirement of relocated personnel and independent brokers who often represent home buyers requiring a completed residential unit within 60 days or less. A majority of such speculative homes are, in fact, sold before construction is completed or are sold immediately following completion. The Company attempts to limit the number of speculative homes built in each of its developments.

        In its marketing activities, the Company recognizes the importance of the availability of residential financing and, accordingly, works with a variety of mortgage lenders and mortgage brokers who, on a regular basis, make available to home buyers a range of conventional mortgage financing, as well as FHA and VA mortgage programs. By assisting in the financing of their residential units, the Company believes that it is better able to coordinate and expedite the consummation of the sales transaction.

        REGULATORY FACTORS. The development of residential real estate projects and the construction of single family dwellings constitutes activity which is subject to extensive regulation primarily by local governmental authorities and agencies thereof, although Florida, on a statewide basis, exercises significant regulation in terms of environmental concerns and other matters. As a result of this extensive regulation, the Company , as well as the subcontractors serving the Company, are required to comply with various state and local laws and regulations, including those relating to zoning, density requirements, the necessity of obtaining building permits, matters relating to environmental considerations, advertising, rules relating to the extension of credit and other subjects. Regulatory factors also affect the specifications and quality of materials that must be utilized on a minimum basis with respect to any constructed residential unit, as well as the completion of the infrastructure required in any development. In the opinion of the Company's management, the Company's business is currently being conducted in compliance with all applicable federal, state and local regulations.

        PROPERTY ACQUISITIONS. The Company continually inspects and determines the relative feasibility of real estate parcels for future residential development projects and, accordingly, constantly inspects available parcels of real estate in its operating area which are the Florida counties of Sarasota, Manatee, Collier, Hillsborough and Pasco. Real estate properties possibly suitable for development which are not located in such five county area will also be investigated. The Company has contracted for the purchase of property in Collier County, Florida (Naples), and has entered into a contract for the acquisition of development real estate in the Mount Dora, Florida area subject to obtaining zoning approval. Mount Dora is near Orlando, Florida (Orange County, Florida). The Company also has under contract for acquisition a development tract of real estate located in Fort Myers, Florida, which is in Lee County. The Company is also presently inspecting a property located in Lake County, Florida. Generally the Company endeavors to acquire developed building lots after all zoning and other governmental entitlements and approvals have been obtained. In effecting purchases in this manner, the Company believes that it may move into a particular market in a more rapid fashion from the time of land acquisition, construction of the residential unit and the ultimate sale thereof, thereby reducing the customary cycle experienced by most home builders. The disadvantages perceived by Company's management in acquiring property in such fashion is the possible depressing effect on the profit margins of the Company which may occur due to the increased acquisition cost which has as an element thereof the costs incurred and expended in obtaining zoning and necessary permits. Profits margins may be favorably influenced by such process, however, by permitting more certain building and construction schedules with respect to residential units. In such acquisition activities, the Company has and will continue to utilize lot options and similar contracts to secure developed lots or to assure, upon option exercise, an adequate inventory of such developed lots. Substantially all real estate purchased by the Company will involve those properties which have obtained all necessary permits and entitlements and comply with all regulatory factors, thereby permitting the Company to immediately begin residential construction activities.

        COMPETITION. The residential development and construction industry is highly competitive throughout the United States and particularly in the Company's geographic market area which is located primarily in Southwest Florida. In times of strong demand for residential building lots, entities such as the Company are inclined to initiate a number of developments and the construction of residential units at substantially the same time, thereby potentially creating an oversupply of available residential units. When demand for such residential units slackens, downward pressure with respect to the pricing of inventory units usually occurs or the acquisition on a pre-construction basis of residential units by home buyers decreases significantly. Factors which will affect the relative competitive position of the Company including, without limitation, its project development activities, residential unit construction and the marketing thereof, including the location of the Company's available residential units and the project in which they are located, the presence of competing entities in the Company's areas of operations and the relative level of consumer acceptance of the Company's residential units from an aesthetic, pricing and availability standpoint. The ultimate pricing of the residential unit and the related lot will also be a competitive factor. The Company believes that it is in competition with development and construction entities which have substantially greater financial, managerial and other resources than those presently available to the Company. The Company estimates that there are approximately 12 major residential dwelling unit home contractors operating in the area of Florida in which the Company operates. No assurance can be given that the Company will effectively meet competition on a continuing basis.

THE RESIDENTIAL HOME BUILDING INDUSTRY. The residential home building industry which includes the development of residential real estate projects has three primary components. These components are land acquisition, land development and home construction and sales. The Company believes that there is considerable overlap among those who participate in one or more of these components. Investors purchase undeveloped or underutilized real estate with a view to realizing appreciation in value as a result of urban or suburban growth but such investors usually do not engage in development activities. Developers and residential dwelling contractors such as the Company typically purchase real property which is usually unimproved and unplatted but is appropriately zoned for development, and such entities develop such property into subdivisions containing platted, semi-finished or finished lots for sale to home builders. In some instances, developers like the Company also engage in residential home construction. The Company acquires properly zoned real estate for further development and constructs residential units thereon and also builds residential units in subdivisions containing fully developed lots ready for residential home construction.

        In the home construction and sales component of the industry, there are four major activities: building custom homes, building production homes, building townhomes, condominiums and apartments, and remodeling. The Company concentrates its residential construction activities on the construction of single family custom homes in the medium price range. The Company's geographic area of operation is estimated to contain approximately 12 major developers and residential unit contractors, some of whom conduct nationwide operations and engage in the building of production homes. The Company's management believes that within the Company's area of operations, the Company ranks among the top ten of such developers. Management's estimate is based upon a publication known as The Construction Guide which publishes on a monthly basis statistical data relating to the number of residential unit "construction starts" occurring in any particular month and which is cumulated on a year-to-date basis. It should be noted, however, that the range of construction starts varies widely and a number of home builders have monthly construction starts significantly in excess of those of the Company. For example, 70 construction starts were attributed to Whitehall for the 12 month period ended December 31, 2000. Twelve residential unit contractors, however, reported construction starts in excess of those of the Company ranging from a low of 25 construction starts to a high of 200 construction starts during the same period.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion, other than historical financial information, may consist of forward-looking statements that include substantial risks and uncertainties. Actual results could differ materially from the results discussed in the forward-looking statements due to a number of factors, including, but not limited to, those identified in this document and the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intent or obligation to update these forward-looking statements.

OVERVIEW

The Company builds quality homes with custom features at moderate prices. The homes are designed principally for the entry level or "moving up" home buyers' market, as well as the retirement segment of such market. Residences constructed and marketed by the Company usually range in size from 1,200 to 3,500 square feet and have purchase prices ranging from $150,000 to $500,000. The company markets the residences through commissioned employees and independent real estate brokers in the Company's market area, which consists of the West Coast of the State of Florida, primarily, Sarasota, Manatee, Collier, Pasco and Hillsborough Counties. Residential unit sales are usually conducted from sales offices located in furnished models in each subdivision where the Company is active. The Company also typically constructs a limited number of speculative homes in each residential subdivision in which it is active in order to enhance marketing and sales activities.

RESULTS OF OPERATIONS FOR THE NINE AND THREE MONTHS ENDED DECEMBER 31, 2000 AS COMPARED TO THE NINE AND THREE MONTHS ENDED DECEMBER 31, 1999

The Company is presently engaged in the development of the following projects:

                                           Estimated     Number of
                                           Average         Units           Units closed                Units closed
                                 Total     Selling       To close           Nine months                Three months
                               Number of    Price          As of               Ended                       Ended
     Project                     Units     Per unit      12/31/00        12/31/00   12/31/99        12/31/00    12/31/99
----------------              ----------  ----------    -----------    ----------------------      -----------------------
Avalon at
   The Villages
   Of Palm Aire                   114      $186,000            31            37            13            11             8
Beekman Place
   & Village                      148       165,000             0             A            20                           2
Bermuda Club                       30       200,000             3             5             4             3             3
Governor's Green                   16       325,000             0                           1
Heron Creek Golf
  & Country Club                  112       250,000            35             3                           3
Lake Jovita                        60       240,000            60
Off Site                                                                      2             2
                                                                       --------      --------      --------      --------
                  Total                                       129            47            40            17            13
                                                         ========      ========      ========      ========      ========

        (A) Project completed Fall of 1999

Results of Operations

        The following table sends forth operating data as a percentage of revenue:

                                             Nine months                       Three months
                                          Ended December 31,                Ended December 31,
                                        2000             1999             2000             1999
                                    ----------       ----------       ----------       ----------
Revenues:
    Home and lot sales                      98%              97%              98%              99%
    Other                                    2%               3%               2%               1%
                                    ----------       ----------       ----------       ----------
             Total                         100%             100%             100%             100%
                                    ----------       ----------       ----------       ----------
Costs and expenses:
    Cost of sales                           72%              75%              67%              74%
    Selling                                  6%               6%               7%               5%
    General and administrative              12%              16%              22%               8%
    Interest                                 3%               2%               3%               1%
                                    ----------       ----------       ----------       ----------
             Total                          93%              99%              88%              88%
                                    ----------       ----------       ----------       ----------
Income before income taxes                   7%               1%              12%              12%
                                    ----------       ----------       ----------       ----------

Revenues:

        Home and Lot Sales:

            The Company's Home and Lot sales increased by approximately $3,446,000 to approximately $9,333,000 for the nine months ended December 31, 2000 as compared to approximately $5,887,000 for the nine months ended December 31, 1999. The Company's Home and Lot sales also increased by approximately $489,000 for the three months ended December 31, 2000 to approximately $3,426,000 from approximately $2,937,000 for the three months ended December 31, 1999. Beginning in 1999 and continuing throughout 2000, the Company was able to take advantage of the strong real estate markets, thereby increasing the average base sales price per unit, as well as sell an increased number of options per unit. In addition, the Company began certain phases of projects under development that contained the premium or choice units thereby demanding a higher unit value. As a result of the aforementioned, the average unit sales price on the 47 units closed during the nine months ended December 31, 2000 was approximately $199,000 as compared to approximately $147,000 for the 40 units closed during the nine months ended December 31, 1999. The Company closed four more units in the quarter ending December 31, 2000 as compared to the quarter ending December 31, 1999, thereby accounting for the increased sales volume in the quarter then ended.

        Other Revenue:

            Other revenue consists of Management fee, interest and sundry income. During the nine and three months ended December 31, 2000, other revenue was approximately $195,000 and $85,000, respectively, as compared to approximately $152,000 and $25,000 for the nine and three months ended December 31, 1999. The primary reason for the increase is due to the Company earning approximately $50,000 and $33,000 of interest income during the period.

Costs and Expenses:

        Cost of sales:

Cost of sales increased by approximately $2,314,000 to approximately $6,844,000 for the nine months ended December 31, 2000 as compared to approximately $4,530,000 for the nine months ended December 31, 1999. Cost of sales also increased by approximately $179,000 for the three months ended December 31, 2000 to approximately $2,361,000 from approximately $2,182,000 for the three months ended December 31, 1999. The primary reason for the increase was due to the number of units closed during the period. However, the cost as a percent of sales decreased in 2000 as compared to 1999. The Company was successful in keeping its direct cost in line, while taking advantage of the positive trends in the real estate markets.

        Selling, general and administrative:

Selling, general and administrative increased for the nine and three months ended December 31, 2000 as compared to the nine and three months ended December 31, 1999 by approximately $436,000 and $257,000, respectively. The primary reason for this is that selling expenses increased by approximately $237,000 and $100,000, respectively, due to the number of closings and units under contract.

        Interest:

Interest increased for the nine and three months ended December 31, 2000 as compared to the nine and three months ended December 31, 1999 by approximately $159,000 and $88,000, respectively. The primary reason for this is the increased construction activity and outstanding borrowings that resulted from these borrowings.

As a result of the aforementioned, the Company's net income was approximately $429,000 ($.05 per share) and $269,000 ($.03 per share) for the nine and three months ended December 31, 2000 as compared to approximately $39,000 and $332,000 for the nine and three months ended December 31, 1999.

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2000 AS COMPARED TO THE YEAR ENDED MARCH 31, 1999:

Results of Operations

        The following table sends forth operating data as a percentage of revenue:

                                                           Year ended
                                                           March 31,
                                                     2000             1999
                                                  ----------       ----------
Revenues:
         Home and lot sales                               77%              97%
         Other                                            23%               3%
                                                  ----------       ----------
         Total                                           100%             100%
                                                  ----------       ----------
Costs and expenses:
         Cost of sales                                    53%              70%
         Selling, general and administrative              38%              21%
         Interest                                          2%               2%
         Other                                             -                3%
                                                  ----------       ----------
         Total                                            93%              96%
                                                  ----------       ----------
Income before income taxes                                 7%               4%
                                                  ----------       ----------

Revenues:

        Home and Lot Sales:

The Company's Home and Lot sales increased by approximately $6,412,000 to approximately $8,511,000 for the year ended March 31, 2000 as compared to approximately $2,099,000 for the year ended March 31, 1999. Beginning in 1999, the Company was able to take advantage of the strong real estate markets, thereby increasing the average base sales price per unit, as well as sell an increased number of options per unit.

In addition, the Company began certain phases of projects under development that contained the premium or choice units thereby demanding a higher unit value. In addition, during the year ended March 31, 1999, the Company sold primarily the final units in certain projects, which focused on the lower-end market. These units consisted of less square footage and correspondingly carried a lower sales price. Furthermore, as described in the Company's financial statements, prior to April 1999, certain projects were only owned 50% therefore recorded on the equity method. Upon purchasing the remaining 50% in April of 1999, these projects were consolidated in the financial statements. Total revenues relating to these projects approximated $1,579,000 during the year ended March 31, 1999.

        Other Revenue:

Other revenue consists of Management fees, interest and sundry income. During the year ended March 31, 1999, other revenue was approximately $627,000, as compared to approximately $262,000 for the year ended March 31, 2000. The primary reason for the decrease is that the Company earned approximately $317,000 and $119,000 of management fees and real estate commissions respectively, during the year ended March 31, 1999, as compared to $7,600 and $14,000 of management fees and real estate commissions respectively, during the year ended March 31, 2000. The primary source of these revenues during the year ended March 31, 1999 related to the projects in which the Company recorded on the equity method.

Costs and Expenses:

        Cost of sales:

Cost of sales increased by approximately $4,690,000 to approximately $6,134,000 for the year ended March 31, 2000 as compared to approximately $1,444,000 for the year ended March 31, 1999. The primary reason for the increase was due to the number of units closed and sales value during the year. However, the cost as a percent of sales was fairly consistent between the periods.

        Selling, general and administrative:

Selling, general and administrative increased for the year ended March 31, 2000 as compared to the year ended March 31, 1999 by approximately $815,000. The primary reason for this is that the Company incurred increased selling expenses as a result of commissions owed on sales and new projects being offered for sale, as well as building the Company's infrastructure.

        Interest:

Interest increased for the year ended March 31, 2000 as compared to the year ended March 31, 1999 by approximately $147,000. The primary reason for this is the increased construction activity and outstanding borrowings that resulted from these borrowings.

As a result of the aforementioned and the Company's election to be taxed as a Subchapter "S" corporation prior to the merger (April 1999), the Company's net income was approximately $197,000 ($.02 per share) for the year ended March 31, 2000 as compared to approximately $204,000 (or $.03 per share) for the year ended March 31, 1999.

Liquidity and Capital Resources:

As of March 31, 2000, the Company had net assets of approximately $1,107,000 including cash and cash equivalents and marketable securities of approximately $745,000. During the year ended March 31, 2000, the Company's cash position increased by approximately $548,000. Its operating activities used approximately $3,308,000 of cash. This was used to increase inventories by approximately $5,309,000 which were funded mainly by the Company's net income of approximately $197,000, increase in customer deposits of approximately $837,000 and an increase in other short-term obligations of approximately $924,000. The Company's investing activities utilized cash of approximately $1,762,000 of which approximately, $1,410,000 was expensed on property and equipment, $282,000 was lent to the principle stockholder and approximately $70,000 was invested in marketable securities. The Company's financing activities provided approximately $5,618,000 of cash principally from the proceeds of its mortgages and notes payable. The Company's principal source of financing has historically been provided from its construction financing which is based on the value of the underlying projects. In addition, in 2000, the Company received capital contributions of approximately $881,000 and loans from its principle stockholder in the amount of approximately $1,319,000.

ITEM 3.  DESCRIPTION OF PROPERTY

        The Company's principal executive office is located at 290 Cocoanut Avenue, Sarasota, Florida 34236 in a 3,192 square foot office building owned by the Company. The building, and an attached 1,961 square foot building owned by the Company, is subject to a mortgage requiring monthly payments of $3,920. Management believes that the building is adequate for its needs in the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        As of December 31, 2000, there were 8,946,000 shares of the Company's Common Stock outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's outstanding Common Stock as of December 31, 2000 by (i) each person or group known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each executive officer and director of the Company, and (iii) all executive officers and directors of the Company as a group.

                                       NUMBER OF
                                          SHARES             PERCENTAGE
        NAME AND ADDRESS              BENEFICIALLY               OF
      OF BENEFICIAL OWNER                 OWNED                CLASS
      -------------------             ------------           ----------
Ronald and Joanne Mustari                4,606,268            51.51%
467 Walls Way
Osprey, FL  38229

Andrews and Associates,                 375,000(1)             4.19%
Inc.

All executive officers and               4,606,268            51.51%
directors as a group (4 persons)

---------------

(1)  Does not include 250,000 shares held by each of Patrick J. Andrews, Gregory
     M. Andrews and Jerome S. Andrews, Jr. who are brothers and who are officers, directors and principal shareholders of Andrews and Associates, Inc.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY ARE AS FOLLOWS:

           Ronald Mustari                58        Director, President and Chief
                                                   Executive Officer

           Joanne Mustari                53        Treasurer and Chief Financial
                                                   Officer

           Gerald H. Gould               75        Director

           Robert E. Messick, Esq.       48        Director


Ronald and Joanne Mustari are husband and wife and may be considered as control persons of the Company. The Company has not entered into any employment agreements with any of its executive officers.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

        RONALD MUSTARI began his career in the construction industry in 1962 as a construction administrator for Liberty Builders, a large home remodeling contractor located in the Chicago, Illinois area. At the time of his departure from such company in 1968, Mr. Mustari held the position of General Manager of Liberty Builders. In 1968 Mr. Mustari formed his own company, Trend Homes, a home builder constructing medium priced residential dwelling units in Elmhurst, Villa Park and Lombard, Illinois. Mr. Mustari sold Trend Homes in 1972 and relocated to South Carolina where he formed Colonial Builders which engaged in the construction of new residential dwelling units suitable for low income families who receive financial aid in the purchase of residences from the United States government. Colonial Homes constructed over 1,000 residential dwelling units under these government programs. In 1976 Mr. Mustari returned to Chicago, Illinois where he formed Trend Properties, which specialized in the conversion of apartment buildings to condominium form, as well as the renovation of older residential properties. Since moving to Florida in 1985, Mr. Mustari has been active as the Chief Executive Officer or Managing Partner of the Company's predecessors.

        JOANNE MUSTARI is the wife of Ronald Mustari and is active in the Company's business. She has served as an officer of Whitehall since its inception. Prior to joining Whitehall, Mrs. Mustari was an internal auditor with IBM corporation for 18 years.

        GERALD H. GOULD resides in South Miami, Florida and has engaged in real estate development and related activities for approximately 40 years. Since 1977 to the present time, Mr. Gould has served as President of Gerald H. Gould and Associates, a real estate consulting firm and real estate broker. During the period 1971 to 1976, Mr. Gould served as President of W-G Development Corporation, a real estate development firm based in Tampa, Florida. During the period 1954 to 1972, Mr. Gould was associated with Lehigh Development Corporation, a firm engaged in development activities on the West Coast of Florida (St. Petersburg and Sarasota, Florida). During the period 1954 to 1971, Mr. Gould served as President of Lehigh Development Corporation and during the period 1971 to 1972, as Chairman of the Board of Directors of such enterprise.

        ROBERT E. MESSICK, ESQ. is a practicing attorney in Sarasota, Florida and is presently a senior partner and shareholder of Icard Merrill Cullis Timm Furen & Ginsburg, P.A. Mr. Messick has been associated with such firm since October 1980. Mr. Messick's practice emphasis is real estate law, banking and commercial transactional law, as well as a specialized litigation practice in creditor bankruptcy rights as they relate to real estate interests. Mr. Messick holds a Bachelor of Arts degree (with honors) awarded in 1975 and a Juris Doctor degree (with honors) from the College of Law, University of Florida.

KEY EMPLOYEES OF THE COMPANY

        JOSEPH PUFTA, age 45, has been employed by the Company for approximately six years and presently serves as General Superintendent for all new home construction. Mr. Pufta supervises eight persons relating to the home construction and development activities of the Company. Prior to joining the Company, Mr. Pufta served approximately eight years as the Project Manager for one of the largest commercial construction companies in the United States on various construction projects in Georgia, South Carolina and Florida. Mr. Pufta also has approximately five years experience as a custom home builder and as a framing contractor.

        DANIEL LUCAS, age 40, has been employed by the Company for approximately six years as a new home sales representative, project sales manager and currently as Director of New Home Sales. In his present capacity, Mr. Lucas is responsible for sales, marketing, planning and marketing and sales budgeting for all of the Company's developments and in such capacity hires, trains and supervises the sales staff utilized by the Company in its various developments. Mr. Lucas also provides recommendations to the Company with respect to residential unit redesign (with a view to enhancing buyer acceptance) and is responsible for new home quality control as well as the sponsorship of homeowner association matters.

CONSULTING AGREEMENTS

        The Company and Andrews & Associates, Inc. ("Andrews") entered into a consulting agreement dated February 15, 1999 pursuant to which Andrews receives a consulting fee of $115,000 per annum. As additional compensation for assisting in the combination of Whitehall, Andrews received 1,000,000 shares of the Company's Common Stock. Such shares were valued at the fair value of the combined company. The consulting agreement is for a five year term commencing on or about June 24, 1999, and may be renewed, at the option of Andrews, for an additional three years. The Company has agreed, if requested by Andrews at any time during the term of the consulting agreement, to employ J.S. Andrews (the father of Messrs. Patrick, Gregory and Jerome Andrews who are officers, directors and principal shareholders of Andrews) as executive vice president of the Company pursuant to an employment agreement under which Mr. Andrews would receive an annual salary of $115,000, a $500 monthly automobile allowance and the right to participate in the Company's health and employee benefit plans. The employment agreement, if entered into, would be for a term coterminus with the remaining term of the consulting agreement and the consulting agreement would thereupon terminate. Andrews presently provides consulting services to the Company in the areas of sales and marketing, land acquisition, land development and finance. See "Certain Relationships and Related Transactions."

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

        The following table sets forth certain summary information regarding compensation paid to the Company's President and Chief Executive Officer during the fiscal years ended March 31, 1999 and 2000. Except as listed in the table below, no executive officer received total annual salary and bonus in excess of $100,000. No officer listed in the table below has been awarded any stock options, stock appreciation rights or other long term or incentive compensation.


                                                          Annual Compensation
                                        -------------------------------------------------------
Name                                                                                    Other
And                                                                                     Annual
Principal                                                                               Compen-
Position                                Fiscal Year      Salary            Bonus        sation
---------                               -----------     --------          -------      --------
Ronald Mustari, President                  2000         $110,769            -0-           -0-
and Chief Executive Officer                1999         $100,000            -0-           -0-

DIRECTOR COMPENSATION

        The Company does not currently compensate its directors.

EMPLOYEE STOCK BONUS PLAN

        The Company adopted an employee stock bonus plan effective June 14, 2000 pursuant to which each of the Company's employees will receive up to a total of 2,500 shares as a bonus upon completion of 24 months of service with the Company. No shares had been issued under the stock bonus plan as of December 31, 2000.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        On February 15, 1999, Ronald Mustari entered into a consulting agreement with Andrews & Associates, Inc. ("Andrews"), a residential real estate development consulting firm, pursuant to which, among other things, Andrews agreed to obtain voting control of the Company in order to facilitate a subsequent business combination with Whitehall. Andrews agreed that upon consummation of the business combination, Andrews would transfer to Mr. Mustari or Whitehall 50% of the shares of the Company's Common Stock acquired by Andrews from certain shareholders of the Company, and Mr. Mustari agreed to cause Whitehall to become obligated to pay 50% of the $75,000 promissory note of Andrews delivered as payment for a portion of the shares purchased from such selling shareholders. The consulting agreement further provided that upon consummation of such business combination, the Company would engage Andrews to perform consulting services pursuant to a five year consulting agreement, the terms of which are described below. In an addendum to the consulting agreement dated June 30, 1999, the Company agreed to be bound by the terms of the consulting agreement with Andrews described below, and also agreed to issue 1,000,000 shares of Common Stock to Andrews as payment for assisting in the combination of Whitehall. Gregory M. Andrews, an officer, director and principal shareholder of Andrews, served as a director and vice president, treasurer and secretary of the Company from May 21, 1999 through the date of consummation of the acquisition of Whitehall.

        Prior to the Company's acquisition of Whitehall, Andrews entered into an agreement dated February 18, 1999 with several of the Company's shareholders (the "Andrews Stock Purchase Agreement") pursuant to which Andrews agreed to purchase a total of 763,333 shares of the Company's Common Stock (approximately 32% of the outstanding shares) for $100,000, payable $25,000 in cash and $75,000 in promissory notes, and the selling shareholders agreed to sell such shares and to deliver proxies to Andrews to vote a majority of the Company's outstanding shares. Upon consummation of the Andrews Stock Purchase Agreement on or about May 1, 1999, 190,833 of the shares were transferred to Andrews and stock certificates registered in the names of the selling shareholders for 572,500 shares were deposited into an escrow account and held pursuant to the terms of an escrow agreement. The escrow agreement provided that as monthly installment payments on the promissory notes were received by the escrow agent, a pro rata portion of the escrowed shares would be released and transferred to Andrews. The selling shareholders granted proxies to Andrews to vote the escrowed shares and delivered proxies to vote a sufficient number of additional shares owned by other shareholders so that Andrews obtained voting rights to a majority of the Company's outstanding shares. Gregory M. Andrews, an officer, director and principal shareholder of Andrews, was also serving as a director and vice president, treasurer and secretary of the Company at the time of the transaction. As of December 31, 2000, a total of 190,833 of the escrowed shares had been released and transferred to Andrews or its assignees, and the remaining escrowed shares had been released and returned to the selling shareholders as a result of an alleged default under the promissory notes delivered as payment for the escrowed shares.

        On or about June 17, 1999, Whitehall, of which Ronald and Joanne Mustari were the sole shareholders, consummated an agreement with nine affiliated companies (collectively " Whitehall Homes") wholly owned by Mr. and Mrs. Mustari (the "Asset Purchase Agreement"), pursuant to which Whitehall purchased all of the assets of Whitehall Homes in exchange for a promissory note in the amount of $2,500,000 which was payable to Whitehall Homes and subsequently assigned to Mr. and Mrs. Mustari. This promissory note was subsequently assumed by the Company in accordance with the terms of the agreement pursuant to which Whitehall was acquired by the Company. Thereafter, as a result of a purchase price adjustment agreed to by the Mustaris, the original $2,500,000 promissory note was replaced by a new promissory note in the principal amount of $1,319,196 which bears interest at the rate of 7% per annum and is due and payable on June 30, 2006.

        On or about June 24, 1999, the Company consummated an agreement with Whitehall and its sole shareholders, Ronald and Joanne Mustari, dated June 17, 1999 (the "Exchange Agreement") pursuant to which the Company acquired all of the outstanding stock of Whitehall from Mr. and Mrs. Mustari in exchange for 4,608,268 shares of the Company's Common Stock constituting approximately 52% of the Company's then outstanding Common Stock. In connection with the transaction, Mr. Mustari was elected as President, Chief Executive Officer and a member of the Board of Directors of the Company, and Mrs. Mustari was elected as Treasurer and Chief Financial Officer of the Company. In addition, the Company assumed the $2,500,000 promissory note of Whitehall payable to Mr. And Mrs. Mustari.

        The Company entered into a consulting agreement dated June 16, 1999 with Robert Ground, Charles Broun and Seymour Cassel pursuant to which the Company agreed to issue to Messrs. Ground, Broun and Cassel, 100,000 shares, 100,000 shares and 150,000 shares of the Company's Common Stock, respectively, as payment of fees for consulting services rendered. In addition, the Company agreed to pay each of such consultants a consulting fee at the rate of $26,000 per year, and to reimburse them for travel and telephone expenses. The agreement was for an initial term of seven months commencing June 1, 1999, and was terminated on March 1, 2000. Robert Ground was a director of the Company at the time the Company entered into the consulting agreement and issued the shares.

        On or about June 25, 1999, the Company issued a total of 537,109 shares of Common Stock to Gina Golich, Donna Hill, J.R. Mustari and Joanne Marsell who are the adult children and the grandchildren of Mr. and Mrs. Mustari. These shares were issued at the request and direction of Mr. and Mrs. Mustari for services rendered by them to the Company and/or as additional consideration for the transfer of their shares of Whitehall to the Company pursuant to the Exchange Agreement.

        The Company engaged LSC Associates LLC ("Loan Star"), to provide certain business consulting services pursuant to an agreement dated February 9, 2000, as amended, which commences on October 1, 2000. Loan Star's services include providing advice with respect to mergers, acquisitions, joint ventures, debt or equity financing, restructuring and other corporate matters. As compensation for these and other services, the Company agreed to issue to Loan Star a total of 536,760 shares of Common Stock which, when issued, will constitute 6% of the Company's total outstanding Common Stock as of September 30, 2000. 178,920 of the shares are to be issued upon commencement of the agreement and the balance are to be issued at such time as the Company has received investment capital or other consideration of up to $10,000,000. Loan Star is also entitled to receive such additional number of shares as may be necessary in order to enable Loan Star to maintain its percentage interest in the Company at such time or times as such investment capital or other consideration is received. The Company also agreed to grant Loan Star rights to include the shares in any registration statement subsequently filed by the Company with the SEC to register shares for the Company's account or for the account of other shareholders. In addition to the shares, the Company agreed to pay Loan Star a monthly advisory fee which starts at $1,500 and increases at the rate of $500 per month during the first six months of the term of the agreement. Loan Star is also entitled to reimbursement for all of its normal and reasonable out-of-pocket expenses previously approved by the Company. If the Company enters into a transaction with any party introduced by Loan Star to the Company, Loan Star is entitled to a finder's fee equal to 5% of the value of such transaction. The Company also agreed to use its best efforts to elect a person designated by Loan Star to the Company's Board of Directors at such time as Loan Star owns 6% of the Company's outstanding Common Stock.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

        The Company's Articles of Incorporation authorize the issuance of 500,000,000 shares of Common Stock, $.10 par value. As of December 31, 2000, there were 8,946,000 shares outstanding.

        Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders and are not entitled to cumulate their votes in the election of directors. Subject to the rights of the holders of any outstanding Preferred Stock of the Company, holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available _therefore. Upon the liquidation, dissolution or winding up of the Company, the assets legally available for distribution to the shareholders will be distributable ratably among the holders of shares of Common Stock, subject to any preferential rights of the holders of the Company's then outstanding Preferred Stock, if any. Holders of shares of Common Stock have no preemptive or subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

PREFERRED STOCK

        The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Preferred Stock, $.10 par value. The Preferred Stock may be issued in one or more series, with terms and preferences to be determined by the Company's Board of Directors. No shares of Preferred Stock have been issued as of December 31, 2000.

OPTIONS AND RIGHTS

        As of July 6, 2000, the Company adopted an incentive stock program pursuant to which up to 50,000 shares of Common Stock may be issued to Home Builders Network if certain marketing and sales objectives are achieved. No shares had been issued under the incentive stock program as of December 31, 2000.

TRANSFER AGENT AND REGISTRAR

        The Transfer Agent and Registrar for the Company's Common Stock is Computershare Investor Services, 12039 W. Alameda Parkway, Suite Z-2, Lakewood, CO 80228.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        There has been no trading market for the Company's Common Stock since the Company's acquisition of Whitehall in June, 1999.

        As of December 31, 2000, there were approximately 396 shareholders of record of the Company's Common Stock.

        The Company has never paid any cash dividends on its Common Stock and anticipates that, for the foreseeable future, no cash dividends will be paid on its Common Stock. Payment of future cash dividends will be determined by the Company's Board of Directors based upon conditions then existing, including the Company's financial condition, capital requirements, cash flow, profitability, business outlook and other factors. In addition, the Company's future credit arrangements may restrict the payment of dividends.

        Any market transactions involving the Common Stock of the Company are expected to occur in the over-the-counter market on the OTC Bulletin Board. Accordingly, the Company's Common Stock may be classified as a designated security pursuant to the rules of the Securities and Exchange Commission. A designated security is sometimes referred to as a "penny stock". If such occurs, broker-dealers effecting transactions in the Company's Common Stock will be subject to the requirements of Commission Rules 15g-1 through 15g-9 which have been adopted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such rules require that any broker-dealer effecting transactions in a penny stock accomplish and satisfy special sales practices which include a requirement that such broker-dealers make a written suitability determination with respect to each anticipated purchaser of a penny stock and that such broker-dealer receive the written consent of such purchaser prior to the occurrence of the purchase transaction. Additionally, provisions of the Exchange Act applicable to transactions involving "penny stocks" also require that a broker-dealer participating in any such transactions deliver a risk disclosure document which sets forth certain risks attributable to all transactions in penny stocks. Such risk disclosure document must be delivered by the participating broker-dealer prior to any transaction involving a penny stock. Participating broker-dealers must also provide the penny stock customer with current bid and offer quotations for the penny stock which is the subject of the anticipated transaction, the compensation to be realized by the broker-dealer and its associated persons as a result of the consummation of such transactions, and the monthly statements provided to the penny stock purchaser must reflect the current market value of each penny stock held in the penny stock customer's account maintained with such broker-dealer.

        The additional burdens imposed upon broker-dealers by such requirements relating to penny stocks could discourage them from effecting transactions in the Company's Common Stock which would severely limit and restrict any market liquidity attributable to the Company's Common Stock and the ability of purchasers thereof to sell shares in any market.

        Generally, a penny stock is any stock which has a price of under $5 per share and is issued by an issuer which does not meet certain net tangible asset requirements pursuant to rules adopted by the Commission which provide that the issuer (a) has net tangible assets in excess of $2,000,000 if the issuer has been in continuous operation for at least three years, or $5,000,000 if the issuer has been in continuous operation for less than three years, or (b) has average revenue of at least $6,000,000 for the last three years. As of December 31, 2000, the Company did not meet such net tangible asset or revenue requirements.

ITEM 2. LEGAL PROCEEDINGS.

        The Company is not involved in any material legal proceedings and, to the Company's knowledge, there is presently no basis for any such proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        Prior to March 1, 2001, the Company's financial statements were audited by Alex N. Chaplan and Associates, CPA. On March 1, 2001 the Company engaged J.H. Cohn LLP as its independent public accountants. The Company did not consult with any other accounting firm regarding the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of opinion that might be rendered regarding the Company's financial statements, nor did the Company consult with J.H. Cohn LLP with respect to any accounting disagreement or any reportable event, at any time prior to the appointment of such firm.

        Reports issued by Alex N. Chaplan and Associates, CPA on the financial statements of the Company did not contain any adverse opinion or disclaimer of opinion and were not qualified as to audit scope or accounting principles, nor were there any material disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

        At the Company's request, Alex N. Chaplan and Associates, CPA has furnished the Company with a letter addressed to the Securities and Exchange Commission stating that such firm agrees with the foregoing statements. This letter is attached as an Exhibit to this Registration Statement.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

        In June, 1999, the Company issued 4,608,268 shares of its Common Stock to Ronald and Joanne Mustari, the sole shareholders of Whitehall, in exchange for all of the outstanding shares of Whitehall. The issuance of such securities was exempt from registration under the Act pursuant to Section 4(2) thereof and/or Regulation D.

        On or about June 15, 1999, the Company issued 1,000,000 shares of its Common Stock to Andrews and Associates, Inc. and its shareholders (Patrick J. Andrews, Gregory M. Andrews and Jerome S. Andrews, Jr.), 150,000 shares to Seymour Cassel and 100,000 shares to each of Charles Broun and Robert Ground as payment of fees for consulting and other services rendered in connection with the Company's acquisition of Whitehall. The Company placed a value of $.19 on each share issued. The issuance of such securities was exempt from registration under the Act pursuant to Section 4(2) thereof and/or Regulation D.

        On or about June 25, 1999, the Company issued a total of 537,109 shares of its Common Stock to the following persons, all of whom are the adult children or the grandchildren of Mr. and Mrs. Mustari:

                  Gina Golich                        200,000 shares
                  Donna Hill                         100,000 shares
                  J.R. Mustari                       100,000 shares
                  Joanne Marsell                     137,109 shares

        The shares were issued at the request and direction of Mr. and Mrs. Mustari as payment for services rendered by them to the Company and/or as additional consideration for the transfer of their shares of Whitehall to the Company. The Company placed a value of $.19 on each share issued. The issuance of such securities was exempt from registration under the Act pursuant to
Section 4(2) thereof and/or Regulation D.

        On or about July 1, 1999, the Company issued 57,500 shares of Common Stock to 13 employees of the Company; 13,000 shares of Common Stock to 63 subcontractors of the Company who had previously provided services and /or materials to the Company; and 50,400 shares of Common Stock to 154 homeowners who had previously purchased homes from the Company and its predecessors. The Company did not receive any consideration for such shares, which the Company valued at $.19 per share. At the time such shares were issued, the Company was advised that the shares issued to the Company's employees and subcontractors would constitute restricted securities subject to applicable holding periods as imposed by SEC Rule 144, and that the shares issued to the homeowners would be unrestricted in the light of the position taken by the staff of the Securities and Exchange Commission in Shaklee Corp. that the small number of shares involved in the circumstances attendant to Shaklee Corp., among other considerations, reduced the likelihood of violations of the registration provisions of the Act. The Company believed that such was and is the case with respect to the issuance of 50,400 shares to the homeowners.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Under the provisions of the Articles of Incorporation and the Bylaws of the Company, the current and former officers and directors of the Company are entitled to indemnification from the Company to the full extent permitted by Florida law, provided that such director or officer seeking indemnification acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was not unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

                             WHITEHALL LIMITED, INC.

                          INDEX TO FINANCIAL STATEMENTS


Report of Alex Chaplan & Associates, Independent Accountants

        Consolidated Balance Sheets as of March 31, 1999 and 2000

        Consolidated Statements of Operations for the years ended March 31, 1999 and 2000

        Consolidated Statements of Shareholder's Equity (Deficit) for the years ended March 31, 1999 and 2000

        Consolidated Statements of Cash Flow for the years ended March 31, 1999 and 2000

        Notes to Consolidated Financial Statements

Condensed Consolidated Balance Sheet as of December 31, 2000 (unaudited)

Condensed Consolidated Statements of Operations for the nine and three months ended December 31, 2000 (unaudited)

Condensed Consolidated Statements of Cash Flows for the nine months ended December 31, 2000 (unaudited)

Notes to Condensed Consolidated Financial Statements (unaudited)

                                                     PART III

ITEM 1. INDEX TO EXHIBITS.

     EXHIBIT
      NUMBER   DESCRIPTION OF EXHIBIT
     -------   ----------------------

        2.1    Certificate of Incorporation of the Registrant*

        2.2    Bylaws of the Registrant**

        6.1 Consulting Agreement between the Registrant and Andrews & Associates, Inc. dated January 15, 1999 and First Addendum thereto dated June 30, 1999***

        8 Agreement Providing for the Exchange of Capital Stock by and between Cambridge Universal Corporation, the holders of all of the outstanding voting Common Stock of Whitehall Homes II, Inc. and Whitehall Homes II, Inc. dated as of June 17, 1999 (without Schedules or Exhibits) with First Addendum thereto*

        12.1 Opinion letter of William T. Kirtley, P.A. dated September 30, 1999 to American Securities Transfer & Trust, Inc.*

        16.1   Letter from Alex N. Chaplan and Associates dated April 23, 2001

        21.1 Whitehall Quality Homes, Inc. is a wholly owned subsidiary of Whitehall Limited, Inc.

-------------------

     *  previously filed

     ** previously filed as Exhibit 2

     *** previously filed as Exhibit 12(b)

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  WHITEHALL LIMITED, INC.



Date: April 24, 2001              By    /s/ Ronald Mustari
                                       -----------------------------------------
                                       Ronald Mustari, President and
                                       Chief Executive Officer

To the Board of Directors and Stockholders
Whitehall Limited, Inc. and Subsidiaries
FKA Cambridge Universal Corporation


In our opinion, the accompanying comparative consolidated balance sheets and the related comparative consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Whitehall Limited, Inc. and Subsidiaries at March 31, 1999 and 2000, and the results of their operations and their cash flows for each of the two year periods, in conformity with generally accepted accounting principles.

These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Alex Chaplan & Associates
Calabasas, CA  91302

November 22, 2000

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                          AS OF MARCH 31, 1999 AND 2000

                                     ASSETS

                                                                     March 31,
                                                            -------------------------
ASSETS                                                          1999            2000
                                                            ----------      ----------
        Cash and cash equivalents in Banks                  $  126,794      $  675,299
        Due from affiliated companies                                0         145,546
        Advances to Stockholders                                13,876         294,057
        Due from Others                                            362               0
        Investments - Securities (at market value)                   0          69,850
                                                            ----------      ----------

                  TOTAL CURRENT ASSETS                         141,032       1,184,752
                                                            ----------      ----------

CONSTRUCTION COSTS IN PROGRESS
        Land and development costs                                   0       1,620,497
        Homes under construction and furnished models          821,529       4,509,939
                                                            ----------      ----------

                  TOTAL CONSTRUCTION COSTS IN PROGRESS         821,529       6,130,436
                                                            ----------      ----------

PROPERTY AND EQUIPMENT, NET                                    390,472       1,768,948
                                                            ----------      ----------

OTHER ASSETS                                                         0         257,706
                                                            ----------      ----------

                  TOTAL ASSETS                              $1,353,033      $9,341,842
                                                            ==========      ==========






          See accompanying notes to consolidated financial statements.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                          AS OF MARCH 31, 1999 AND 2000

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                           March 31,
                                                                                -----------------------------
                                                                                    1999              2000
                                                                                -----------       -----------
LIABILITIES
        Notes payable to banks                                                  $         0       $   372,100
        Current portion of long term debt                                            99,943            91,848
        Accounts payable and accrued liabilities                                    196,802         1,120,868
        Notes payable                                                                     0           294,000
        Construction loans payable                                                  336,287         3,072,931
        Due to affiliated companies                                                   1,746                 0
        Customers' deposits                                                         406,948         1,244,207
        Income taxes payable-current                                                      0           131,284
                                                                                -----------       -----------

                  TOTAL CURRENT LIABILITIES                                       1,041,726         6,327,238

        Deferred income taxes                                                             0           210,236
        Note payable-related party                                                        0         1,319,196
        Note payable-long term debt                                                 354,480           378,080
                                                                                -----------       -----------

                  TOTAL LIABILITIES                                               1,396,206         8,234,750
                                                                                -----------       -----------

STOCKHOLDERS' EQUITY (DEFICIT)
        Preferred stock; $.10 par value authorized, 100,000,000 shares
           issued shares - none                                                           0                 0
        Common stock; $.10 par value authorized, 500,000,000 shares issued
           and outstanding 8,946,000 shares in 2000 and 6,579,333 in 1999           657,933           894,600
        Paid in capital                                                            (284,992)          432,022
        Accumulated Deficit                                                        (416,114)         (219,530)
                                                                                -----------       -----------

                  TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                              (43,173)        1,107,092
                                                                                -----------       -----------

                  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)          $ 1,353,033       $ 9,341,842
                                                                                ===========       ===========




          See accompanying notes to consolidated financial statements.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
               FOR THE FISCAL YEARS ENDED MARCH 31, 1999 AND 2000

                                                                                March 31,
                                                                     ------------------------------
                                                                         1999              2000
                                                                     ------------      ------------
REVENUES
         Sales of homes and lots                                     $  2,098,573      $  8,511,356
         Management fees                                                  317,043             7,600
         Real estate commissions                                          119,474            13,654
         Other                                                            190,926           240,627
                                                                     ------------      ------------

                      TOTAL REVENUES                                    2,726,016         8,773,237
                                                                     ------------      ------------

COSTS AND EXPENSES
         Costs of homes and lots                                        1,443,920         6,133,793
         Selling and general and administration                         1,024,719         1,839,225
         Interest Expense                                                  52,981           199,520
         Other                                                                  0           272,831
                                                                     ------------      ------------

                      TOTAL COSTS AND EXPENSES                          2,521,620         8,445,369
                                                                     ------------      ------------

                      INCOME BEFORE INCOME TAXES                          204,396           327,868

INCOME TAXES-CURRENT                                                            0           131,284
                                                                     ------------      ------------

                      NET  INCOME                                    $    204,396      $    196,584
                                                                     ============      ============

                      BASIC NET INCOME PER COMMON SHARE:             $      0.031      $      0.023
                                                                     ============      ============

                      BASIC WEIGHTED AVERAGE SHARES OUTSTANDING      $  6,579,333      $  8,452,944
                                                                     ============      ============



          See accompanying notes to consolidated financial statements.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FOR THE FISCAL YEARS ENDED MARCH 31, 1999 AND 2000



                                                      Common Stock
                                                --------------------------                       Retained
                                                Number of        Par Value       Paid in         Earnings
                                                  Shares          Amount         Capital         (Deficit)          Total
                                                ----------      ----------      ----------       ----------       ----------
Balance-April 1, 1998                            6,579,333      $  657,933      $ (376,680)      $ (366,392)      $  (85,139)
Stockholders' Capital Contribution                                                  91,688                            91,688
Profit distribution to Stockholders under
    Sub-Chapter S of the internal Revenue
    Code                                                                                           (254,118)        (254,118)

Net income for the fiscal year ended
    March 31, 1999                                                                                  204,396          204,396
                                                ----------      ----------      ----------       ----------       ----------

Balance-March 31, 1999                           6,579,333         657,933        (284,992)        (416,114)         (43,173)

Capital contribution to effect purchase
    of minority Shareholders interest
    for cash in four Corporations on April
    29, 1999                                                                       431,151                           431,151
Common stock issued in reverse acquisition       2,366,667         236,667         213,000                           449,667
Forgiveness of shareholders' interest                                               72,863                            72,863
Net Income for the fiscal year ended
    March 31, 2000                                                                                  196,584          196,584
                                                ----------      ----------      ----------       ----------       ----------

Balance-March 31, 2000                           8,946,000      $  894,600      $  432,022       $ (219,530)      $1,107,092
                                                ==========      ==========      ==========       ==========       ==========



           See accompanying notes to consolidated financial statements

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
               FOR THE FISCAL YEARS ENDED MARCH 31, 1999 AND 2000

                                                                                              March 31,
                                                                                   -----------------------------
                                                                                       1999              2000
                                                                                   -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
         Net Income                                                                $   204,396       $   196,584
         Adjustments to reconcile net income to net
            cash provided (used) by operating activities:
                      Depreciation                                                      27,960            31,618
                      Shareholders' forgiveness of interest                                  0            72,863
                      Common stock issued in reverse acquisition                             0           449,667
                      Income taxes-deferred                                                  0           210,236
         Changes in assets and liabilities:
                      Land and development costs                                             0        (1,620,497)
                      Homes under construction and furnished models                   (318,331)       (3,688,410)
                      Customer deposits                                                 71,545           837,259
                      Accounts payable and accrued liabilities                          83,860           924,066
                      Income taxes-current                                                   0           131,284
                      Other assets                                                        (145)         (257,706)
                      Due from/to affiliates                                            81,727          (145,546)
                                                                                   -----------       -----------
                                  NET CASH PROVIDED (USED) BY
                                     OPERATING ACTIVITIES                              151,012        (2,858,582)
                                                                                   -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
         Loans and other                                                               (13,112)         (281,565)
         Property and equipment                                                        (12,718)       (1,410,094)
         Investment in securities                                                            0           (69,850)
                                                                                   -----------       -----------
                                  NET CASH FLOWS USED IN INVESTING ACTIVITIES          (25,830)       (1,761,509)
                                                                                   -----------       -----------

CASH FLOWS  PROVIDED BY FINANCING ACTIVITIES
         Loan-related party                                                                  0         1,319,196
         Stockholders capital contribution                                              91,688           431,151
         Construction loans                                                            162,213         2,736,644
         Notes payable                                                                 (90,148)          681,605
         Distribution to stockholders under SubChapter "S"                            (254,118)                0
                                                                                   -----------       -----------

                                  NET CASH FLOWS PROVIDED (USED) BY
                                       FINANCING ACTIVITIES                            (90,365)        5,168,596
                                                                                   -----------       -----------
                                  NET CASH AND CASH EQUIVALENTS  INCREASE               34,817           548,505
                                  NET CASH AND CASH EQUIVALENTS-
                                      BEGINNING OF PERIOD                               91,977           126,794
                                                                                   -----------       -----------
                                  NET CASH AND CASH EQUIVALENTS -
                                      END OF PERIOD                                $   126,794       $   675,299
                                                                                   ===========       ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA:
         Interest paid, net of amounts capitalized                                 $    52,981       $   199,520
                                                                                   ===========       ===========
         Income taxes paid                                                         $         0       $         0
                                                                                   ===========       ===========

          See accompanying notes to consolidated financial statements.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                     AS OF MARCH 31, 1999 AND MARCH 31, 2000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS:

NOTE 1 -- NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

        Whitehall Homes, Inc. and Affiliated Companies were originally formed in 1985 to develop land and construct single family and/or multi family housing. All project costs are recorded on a specific job basis. All properties are carried at the lower of carrying amount or fair value less cost to sell. Project costs on real estate projects may be direct or indirect. Direct costs that are related to the acquisition development, and construction of a real estate project are capitalized as project costs. Indirect costs on real estate projects that can be identified clearly to specific projects under development or construction are capitalized as project costs, or allocated to several real estate projects under development or construction on a reasonable basis. Indirect cost on real estate projects, not under development or construction, are expensed as incurred, including general and administrative expenses.

        The Company recognizes revenue from the sale of its real estate properties, after obtaining sufficient down payment and/or financing, has been arranged by the buyer. Upon transfer of title to the buyer, no further significant activities are required from the Company.

Basis of Presentation:

        On June 17, 1999, Whitehall Limited, Inc. acquired all of the outstanding shares of Whitehall II, Inc. in exchange for 6,579,333 shares of its common stock. The transaction has been accounted for as a reverse merger involving a shell company (Whitehall Limited, Inc.), effectively a re-capitalization of Whitehall Homes II, Inc. (the operating company/accounting acquirer). Accordingly, the historical financial statements of Whitehall Homes II, Inc. are presented as the historical financial statements of the registrant. The results of operations of Whitehall Limited, Inc. (legal acquirer/shell) are included in the consolidated financial statements since the date of the merger.

        On April 29, 1999, the Company acquired, using the purchase method, the 50 percent of four companies that it previously did not own (Whitehall Homes at Avalon, Inc.; Bermuda Development Corp.; Whitehall Associates, Inc.; and Whitehall at Maple Hammock, Inc.) in exchange for $641,387, which was provided to the Company as a capital contribution by the majority shareholders. As a result, in April 1999, the Company began consolidating these entities, which were previously accounted for using the equity method. The excess purchase price over the historical stockholders' deficiencies of the activities was allocated to land and development costs.

Principles of Consolidation:

        The Consolidated Financial Statements include the accounts of Whitehall Limited, Inc. and its' direct and indirect wholly owned subsidiaries. All significant inter-company accounts have been eliminated in consolidation.

Equity-Method Investments:

        In 1999, major stockholders owned 50 percent interest in four companies (Whitehall Homes at Avalon, Inc.; Bermuda Development Corp.; Whitehall Associates, Inc.; and Whitehall at Maple Hammock, Inc.) . Through April 29, 1999 (see basis of presentation), the Company accounted for these investments using the equity method in its combined financial statements.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                     AS OF MARCH 31, 1999 AND MARCH 31, 2000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS:

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment:

        Property and Equipment is depreciated over the estimated useful lives of the assets using the straight-line method. Expenditures for maintenance, repairs, renewals and betterments, which do not materially prolong useful lives of the assets, are charged to income as incurred. The cost of property retired or sold and the related accumulated depreciation is removed from the accounts and any gain or loss from sales is recorded as income.

Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Actual results could differ from these estimates.

Cash and Cash Equivalents:

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company considers all highly liquid investments purchased with, a maturity of three months or less, to be cash equivalents. The Company maintains its cash and cash equivalents in bank and other accounts, the balances of which, at times, may exceed Federally insured limits. At March 31, 2000, such cash and cash equivalent balances exceeded Federally insured limits by approximately $320,000. Exposure to credit risk is reduced by placing such deposits with high credit quality financial institutions.

Earnings Per Share:

        The Company has presented "basic" earnings per share in the accompanying statements of income in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). SFAS 128 also requires the presentation of "diluted" earnings per share if the amount differs from basic earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period. For the years ended March 31, 2000 and 1999. Diluted earnings per share have not been presented because there were no additional shares derived from the assumed conversion of the note payable-stockholder at fair value and the application of the treasury stock method.

Consulting Agreements:

        On February 15, 1999, Ronald Mustari entered into a consulting agreement with Andrews & Associates, Inc. ("Andrews"), a residential real estate development consulting firm, pursuant to which, among other things, Andrews agreed to obtain voting control of the Company in order to facilitate a subsequent business combination with Whitehall. Andrews agreed that upon consummation of the business combination, Andrews would transfer to Mr. Mustari or Whitehall 50% of the shares of the Company's Common Stock acquired by Andrews from certain shareholders of the Company, and Mr. Mustari agreed to cause Whitehall to become obligated to pay 50% of the $75,000 promissory note of Andrews delivered as payment for a portion of the shares purchased from such selling shareholders. The consulting agreement further provided that upon consummation of such business combination, the Company would engage Andrews to perform consulting services pursuant to a five year consulting agreement, the terms of which are described below. In an addendum to the consulting agreement dated June 30, 1999, the Company agreed to be bound by the terms of the consulting agreement with Andrews described below; and also agreed to issue 1,000,000 shares of Common Stock to Andrews as payment in assisting in the combination of Whitehall.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                     AS OF MARCH 31, 1999 AND MARCH 31, 2000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS:

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gregory M. Andrews, an officer, director and principal shareholder of Andrews, served as a director and vice president, treasurer and secretary of the Company from May 21, 1999 through the date of consummation of the acquisition of Whitehall.

        Prior to the Company's acquisition of Whitehall, Andrews entered into an agreement dated February 18, 1999 with several of the Company's shareholders (the "Andrews Stock Purchase Agreement") pursuant to which Andrews agreed to purchase a total of 763,333 shares of the Company's Common Stock (approximately 32% of the outstanding shares) for $100,000, payable $25,000 in cash and $75,000 in promissory notes, and the selling shareholders agreed to sell such shares and to deliver proxies to Andrews to vote a majority of the Company's outstanding shares. Upon consummation of the Andrews Stock Purchase Agreement on or about May 1, 1999, 190,833 of the shares were transferred to Andrews and stock certificates registered in the names of the selling shareholders for 572,500 shares were deposited into an escrow account and held pursuant to the terms of an escrow agreement. The escrow agreement provided that as monthly installment payments on the promissory notes were received by the escrow agent, a pro rata portion of the escrowed shares would be released and transferred to Andrews. The selling shareholders granted proxies to Andrews to vote the escrowed shares and delivered proxies to vote a sufficient number of additional shares owned by other shareholders so that Andrews obtained voting rights to a majority of the Company's outstanding shares. Gregory M. Andrews, an officer, directory and principal shareholder of Andrews, was also serving as a director and vice president, treasurer and secretary of the Company at the time of the transaction.

        The Company entered into a consulting agreement dated June 16, 1999 with Robert Ground, Charles Broun and Seymour Cassel pursuant to which the Company agreed to issue to Messrs. Ground, Broun and Cassel, 100,000 shares, 100,000 shares and 150,000 shares of the Company's Common Stock, respectively, as payment of fees for consulting services rendered. In addition, the Company agreed to pay each of such consultants a consulting fee at the rate of $26,000 per year, and to reimburse them for travel and telephone expenses. The agreement was for an initial term of seven months commencing June 1, 1999, and was terminated on March 1, 2000. Robert Ground was a director of the Company at the time the Company entered into the consulting agreement and issued the shares.

        The Company engaged LSC Associates LLC ("Loan Star"), to provide certain business consulting services pursuant to an agreement dated February 9, 2000, as amended, which commences on October 1, 2000. Loan Star's services include providing advice with respect to mergers, acquisitions, joint ventures, debt or equity financing, restructuring and other corporate matters. As compensation for these and other services, the Company agreed to issue to Loan Star a total of 536,760 shares of Common Stock which, when issued, will constitute 6% of the Company's total outstanding Common Stock as of September 30, 2000. 178,920 of the shares are to be issued upon commencement of the agreement and the balance are to be issued at such time as the Company has received investment capital or other consideration of up to $10,000,000. Loan Star is also entitled to receive such additional number of shares as may be necessary in order to enable Loan Star to maintain its percentage interest in the Company at such time or times as such investment capital or other consideration is received. The Company also agreed to grant Loan Star rights to include the shares in any registration statement subsequently filed by the Company with the SEC to register shares for the Company's account or for the account of other shareholders. In addition to the shares, the Company agreed to pay Loan Star a monthly advisory fee which starts at $1,500 and increases at the rate of $500 per month during the first six months of the term of the agreement. Loan Star is also entitled to reimbursement for all of its normal and reasonable out-of-pocket expenses previously approved by the Company. If the Company enters into a transaction with any party introduced by Loan Star to the Company, Loan Star is entitled to a finder's fee equal to 5% of the value of such transaction. The Company also agreed to use its best efforts to elect a person designated by Loan Star to the Company's Board of Directors at such time as Loan star owns 6% of the Company' outstanding Common Stock.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                     AS OF MARCH 31, 1999 AND MARCH 31, 2000


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS:

NOTE 2-INVESTMENTS

        The Company has invested excess working capital in short-term securities as of March 31, 2000 in the amount of $69,850. These short-term securities are readily convertible to known amounts of cash and market value approximates cost.

        NOTE 3 - PROPERTY AND EQUIPMENT

        Property and equipment consists of the following at March 31, 2000.

        Land and building                      $1,656,844
        Furniture and fixtures                      6,217
        Equipment                                  59,735
        Vehicles                                   83,275
                                               ----------
                                                1,806,071
        Less:  accumulated depreciation           (37,123)
                                               ----------
                                               $1,768,948
                                               ==========

        Depreciation expense was $31,618 and $27,960 for the years ending March 31, 2000 and 1999, respectively.


NOTE 4-ADVANCES TO STOCKHOLDERS

        Advances to stockholders of $13,876 and $294,057 at March 31, 1999 and 2000 respectively, were noninterest bearing and due on demand. Although management does not believe that there is a practical method that can be used to specifically determine the fair value of the advances from stockholders because of the relationship of the Company and its stockholders, it believes that the advances will be repaid on a short-term basis and, accordingly, the carrying value of the advances approximately fair value as of March 31, 1999 and 2000.

                            WHITEHALL LIMITED, INC.
                      FKA CAMBRIDGE UNIVERSAL CORPORATION
                    AS OF MARCH 31, 1999 AND MARCH 31, 2000


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS:

NOTE 5-NOTES PAYABLE AND LONG-TERM DEBT

 Notes payable and long-term debt consist of the following at March 31, 2000:
        Land and land development loans-collaterized by land and
        land improvements prior to building activities:
            Bermuda Development Division-Interest @1% to 1.5%
                over prime rate                                               $    40,000
        Whitehall Homes at Avalon, Division-Interest @1% over
                prime rate                                                         32,100
            Unsecured note; Interest @1% over prime rate                          200,000
            Unsecured note; Interest @2.25% over prime rate; due
                September 2, 1999 renewed to September 2, 2001                    100,000

        Construction Loans-collaterized by specific
            homes under construction, interest at 1%
            to 1.5% over prime rate, maximum loans may
            not exceed $3,087,400 at
            March 31, 1999 and $4,442,017 at March 31, 2000                     3,072,931

        Notes Payable:
        Collaterized by mortgage on land and buildings, interest at
            1.5% over prime rate.  Payable on a 20 year schedule,
            all due and payable on February 26, 2006                              353,054
        Note payable-collaterized by computer equipment loader
            and vehicles, payable $7,654 per month as of March 31, 2000           116,874
        Note payable-collaterized by a second trust deed on lots payable
            when sold                                                             294,000
                                                                              -----------
                                                                                4,208,959
                                   Less current portion                        (3,830,879)
                                                                              -----------
                                   Long-term debt                             $   378,080
                                                                              ===========


Note payable-related party:

        As of June 17, 1999, the Company became indebted to the major stockholders in the amount of $1,319,196, bearing interest at the rate of 7% per annum, all principle is due and payable on June 30, 2006. As of March 31, 2000, the Company has accrued interest to the related party in the amount of $72,863. During the year ended March 31, 2000, the Company forgave shareholder interest in the amount of $72,863, which was added to paid-in capital. Interest will accrue at 7% per annum until due date of 6/30/2006, at which time the entire balance of note with accrued interest will be due.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                       FKA CAMBRIDGE UNIVERSAL CORPORATION
                     AS OF MARCH 31, 1999 AND MARCH 31, 2000


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS:

NOTE 5-NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

Notes payable and long-term debt and note payable -- related party; are due in the following years:

                  2001                      $     3,830,879
                  2002                               25,026
                  2003                                  ---
                  2004                                  ---
                  2005                                  ---
                  Thereafter                      1,672,250
                                            ---------------
                                            $     5,528,155
                                            ===============


NOTE 6- INCOME TAXES

           The former stockholders of the companies had elected to be taxed under the provisions of Sub-Chapter "S" of the United States Internal Revenue Code and as a result, the Company was not liable for income taxes in prior years.

Income Tax Expense is as follows for the years ended March 31, 1999 (pro-forma) and 2000:

                                        1999            2000
                                    ----------      ----------
            Current:
                       Federal      $   62,241      $  111,475
                       State            12,000          19,809
                                    ----------      ----------
                                    $   74,241      $  131,284
                                    ==========      ==========

The 1999 pro forma and 2000 effective rates exceed the Federal statutory rate of 34 percent due to state income taxes.

Deferred taxes relate to the differences in land and development costs for financial reporting and income tax purposes.

NOTE 7- COMMITMENTS AND CONTINGENCY:

        Whitehall Limited, Inc. has various lines of credit with financial institutions. The major stockholders have guaranteed certain loans and/or assigned a life insurance policy as security.

NOTE 8 -- EQUITY -- METHOD INVESTMENTS:

As discussed in Note 1, the Company, through April 29, 1999, owned a 50 percent interest in four real estate development companies. Summarized major stockholders' financial information for these equity-method investments is as follows:

                                       Year ended
                                     March 31, 1999*
                                    ----------------
         Revenues                     $ 1,579,000
         Net Loss                     $  (227,616)

* Summarized financial information for the period April 1, 1999 to April 29, 1999 is not significant.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                   (Formerly Cambridge Universal Corporation)

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000
                                   (Unaudited)



                                     ASSETS

            Cash and cash equivalents                                  $    717,460
            Investment in marketable securities                             167,314
            Inventories                                                   8,229,587
            Due from affiliate                                              186,500
            Due from stockholders                                           444,348
            Property and equipment, net                                   1,757,503
            Other assets                                                    232,906
                                                                       ------------

                            Total                                      $ 11,735,618
                                                                       ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

            Liabilities:
                  Mortgages and notes payable                          $  5,171,790
                  Accounts payable and accrued expenses                   1,063,545
                  Customer deposits and advances                          1,968,684
                  Income taxes payable                                      397,104
                  Deferred tax liabilities                                  210,236
                  Note payable - stockholder                              1,319,196
                                                                       ------------
                            Total liabilities                            10,130,555
                                                                       ------------
            Commitments and contingencies

            Stockholders' equity:
                  Preferred stock; $.10 par value; authorized
                       100,000,000 shares; issued none                            -
                  Common stock; $.10 par value; authorized
                       500,000,000 shares; issued and outstanding
                       8,946,000 shares                                     894,600
                  Additional paid-in capital                                501,406
                  Retained earnings                                         209,057
                                                                       ------------
                            Total stockholders' equity                    1,605,063
                                                                       ------------
                            Total                                      $ 11,735,618
                                                                       ============



      See Notes to Unaudited Condensed Consolidated Financial Statements.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                   (Formerly Cambridge Universal Corporation)

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             NINE AND THREE MONTHS ENDED DECEMBER 31, 2000 AND 1999
                                   (Unaudited)




                                                               Nine Months                   Three Months
                                                           Ended December 31,             Ended December 31,
                                                      --------------------------      --------------------------
                                                          2000            1999            2000            1999
                                                      ----------      ----------      ----------      ----------
            Revenue:
                 Home and lot sales                   $9,333,036      $5,886,909      $3,425,759      $2,937,092
                 Management fees                          56,678                          28,137
                 Interest income                          57,392           7,036          34,161           1,581
                 Sundry income                            80,531         145,059          22,990          23,827
                                                      ----------      ----------      ----------      ----------
                     Totals                            9,527,637       6,039,004       3,511,047       2,962,500
                                                      ----------      ----------      ----------      ----------

            Costs and expenses:
                 Cost of sales                         6,843,834       4,530,113       2,360,505       2,182,037
                 Selling                                 597,887         360,552         234,537         134,008
                 General and administrative            1,140,482         942,229         392,613         235,676
                 Interest                                251,027         140,955          92,507          53,040
                                                      ----------      ----------      ----------      ----------
                     Totals                            8,833,230       5,973,849       3,080,162       2,604,761
                                                      ----------      ----------      ----------      ----------

            Income before income taxes                   694,407          65,155         430,885         357,739

            Provision for income taxes                   265,820          26,199         161,599          26,199
                                                      ----------      ----------      ----------      ----------

            Net income                                $  428,587      $   38,956      $  269,286      $  331,540
                                                      ==========      ==========      ==========      ==========

            Basic earnings per share                  $      .05             $ -      $      .03      $      .04
                                                      ==========      ==========      ==========      ==========

            Basic weighted average common shares
                 outstanding                           8,946,000       8,946,000       8,946,000       8,946,000
                                                      ==========      ==========      ==========      ==========





      See Notes to Unaudited Condensed Consolidated Financial Statements.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                   (Formerly Cambridge Universal Corporation)

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                  NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999
                                   (Unaudited)



                                                                                                 2000               1999
                                                                                            ------------       ------------
            Operating activities:
                              Net income                                                    $    428,587       $     38,956
                              Adjustments to reconcile net income to net cash
                                   used in operating activities:
                                   Depreciation                                                   29,987             18,839
                                   Forgiveness of stockholders' interest                          69,384             49,777
                                   Changes in operating assets and liabilities:
                                        Inventories                                           (2,099,151)        (3,415,157)
                                        Due to/from affiliates                                   (40,954)          (179,888)
                                        Other assets                                              24,800           (224,679)
                                        Accounts payable and accrued expenses                    (57,323)           737,021
                                        Customer deposits and advances                           724,477             26,199
                                        Income taxes payable                                     265,820            720,376
                                                                                            ------------       ------------
                                             Net cash used in operating activities              (654,373)        (2,228,556)
                                                                                            ------------       ------------

                        Investing activities:
                              Purchase of property and equipment                                 (18,542)            (1,161)
                              Investments                                                        (97,464)          (200,000)
                              Stockholders' loans and other                                     (150,291)          (207,763)
                                                                                            ------------       ------------
                                             Net cash used in investing activities              (266,297)          (408,924)
                                                                                            ------------       ------------

                        Financing activities:
                              Capital contributions                                                                 880,818
                              Proceeds of mortgages and notes payable                          2,716,731          2,047,985
                              Repayments of mortgages and note payable                        (1,753,900)                 -
                                                                                            ------------       ------------
                                             Net cash provided by financing activities           962,831          2,928,803
                                                                                            ------------       ------------

                        Net increase in cash and cash equivalents                                 42,161            291,323

                        Cash and cash equivalents, beginning of period                           675,299            126,794
                                                                                            ------------       ------------

                        Cash and cash equivalents, end of period                            $    717,460       $    418,117
                                                                                            ============       ============


                        Supplemental disclosure of cash flow data:
                             Interest paid, net of amount capitalized                       $    181,643       $     91,178
                                                                                            ============       ============




      See Notes to Unaudited Condensed Consolidated Financial Statements.

                    WHITEHALL LIMITED, INC. AND SUBSIDIARIES
                   (Formerly Cambridge Universal Corporation)

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)



Note 1 - Basis of presentation:

        In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of Whitehall Limited, Inc. and Subsidiaries (the "Company") as of December 31, 2000, their results of operations for the nine and three months ended December 31, 2000 and 1999 and their cash flows for the nine months ended December 31, 2000 and 1999. Pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC"), certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed in or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements as of March 31, 2000 and for the years ended March 31, 2000 and 1999 and the notes thereto (the "Audited Financial Statements") and the other information included in the Company's Annual Report on Form 10-KSB (the "Form 10-KSB") for the year ended March 31, 2000 that was previously filed with the SEC.

        The results of the Company's operations for the nine and three months ended December 31, 2000 are not necessarily indicative of the results of operations for the full year ending March 31, 2001.

        Significant accounting policies and business operations have not changed since March 31, 2000 and the year then ended.

        The 1999 condensed consolidated financial statements have been reclassified to conform to the 2000 presentation.


Note 2 - Earnings per common share:

        As further explained in Note 1 of the notes to the Audited Financial Statements, the Company presents basic earnings per share and, if appropriate, diluted earnings per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Diluted per share amounts have not been presented in the accompanying unaudited condensed consolidated statements of operations for the nine and three months ended December 31, 2000 and 1999 because there were no additional shares derived from the assumed conversion of the note payable - stockholder at fair value and the application of the treasury stock method.


                                      * * *